Exhibit B

                                                       KOOR Industries Limited
                                                       (An Israeli Corporation)

Interim Consolidated Financial Statements as at June 30, 2001
-------------------------------------------------------------------------------


Contents


                                                                           Page


Review Report of Interim Consolidated Financial Statements                   2


Interim Consolidated Financial Statements:

Balance Sheets                                                               3

Statements of Income                                                         4

Statements of Shareholders' Equity                                           5

Statements of Cash Flows                                                    11

Notes to the Financial Statements                                           18


The Board of Directors
Koor Industries Limited

Review report of unaudited interim consolidated financial statements for the six and three month periods ended June 30, 2001

At your request, we have reviewed the interim consolidated balance sheet of Koor Industries Limited and its subsidiaries as at June 30, 2001, and the related consolidated statements of income, the statement of shareholders' equity and the consolidated statements of cash flows for the six month and three month periods then ended.

Our review was conducted in accordance with procedures prescribed by the Institute of Certified Public Accountants in Israel, and included, inter-alia, reading the said financial statements, reading the minutes of the Shareholders' Meetings and of the meeting of the Board of Directors and its committees, as well as making inquiries of persons responsible for financial and accounting matters.

The review reports of certain subsidiaries, whose assets as at June 30, 2001 constitute 52% of the total consolidated assets and whose revenues for the six months then ended constitute 54% of the total consolidated revenues, have been reviewed by other auditors. The financial statements of affiliates, the investment in which, on the equity basis, as at June 30, 2001 totaled approximately NIS 169 million, and the equity of Koor in their losses for the six months then ended totaled approximately NIS 6 million, have also been reviewed by other auditors.

Since the review performed was limited in scope and does not constitute an audit in accordance with generally accepted auditing standards, we do not express an opinion on the said interim financial statements.

In the course of our review, including the reading of the review reports of the other auditors as stated above, nothing came to our attention which would indicate the necessity of making any material modifications to the interim financial statements referred to above in order for them to be in conformity with generally accepted accounting principles in Israel and in accordance with Section D of the Israeli Securities Regulations (Periodic and Immediate Reports), 1970.

We draw attention to Note 5A to the consolidated financial statements regarding an investigation, which is being conducted by the Commissioner of Restrictive Trade Practices, concerning the alleged coordination of operations within the Koor Group with respect to the products of its subsidiaries, Tadiran Ltd. and Telrad Networks Ltd., and to that stated in
Note 4A(6) to the financial statements with respect to a request to certify a claim class action filed against the subsidiary, ECI Telecom Ltd., as a class action.


Somekh Chaikin
Certified Public Accountants (Isr.)

August 22, 2001




Consolidated Balance Sheets


In terms of NIS of June 2001

                                                                                                               Convenience
                                                                                                               translation
                                                                                                                 (Note 1B)
                                                                   June 30                                     -----------
                                                            -----------------------           December 31         June 30
                                                            2001               2000              2000               2001
                                                            ----               ----           -----------      -----------
                                                                   Unaudited                   Audited          Unaudited
                                                            -----------------------           -----------      -----------
                                                                     NIS thousands                           US$ thousands
                                                            ---------------------------------------------    -------------
Assets

Current assets
Cash and cash equivalents                                 864,726            808,273           979,840            207,617
Short-term deposits and investments                       674,153            662,458           639,078            161,862
Trade receivables                                       2,374,276          2,773,244         2,689,971            570,054
Other accounts receivable                                 599,917            446,226           455,321            144,038
Inventories and work in progress,
net of customer advances                                1,829,007          1,852,243         1,780,843            439,137
                                                        ---------          ---------         ---------            -------

Total current assets                                    6,342,079          6,542,444         6,545,053          1,522,708
                                                        ---------          ---------         ---------          ---------

Investments and long-term
 receivables
Investments in affiliates                               1,801,309          3,453,577         3,034,365            432,487
Other investments and receivables                       1,179,016            784,816         1,177,803            283,077
                                                        ---------            -------         ---------            -------

                                                        2,980,325          4,238,393         4,212,168            715,564
                                                        ---------          ---------         ---------            -------

Fixed assets
Cost                                                    5,897,596          6,911,930         6,811,280          1,415,989
Less - accumulated depreciation                         2,740,564          3,533,290         3,505,890            657,998
                                                        ---------          ---------         ---------            -------

                                                        3,157,032          3,378,640         3,305,390            757,991
                                                        ---------          ---------         ---------            -------

Intangible assets and deferred
 expenses after amortization                            1,269,001            619,773           870,552            304,682
                                                        ---------            -------           -------            -------




                                                       13,748,437         14,779,250        14,933,163          3,300,945
                                                       ==========         ==========        ==========          =========


The accompanying notes are an integral part of the financial statements.



                                                                                                               Convenience
                                                                                                               translation
                                                                                                                 (Note 1B)
                                                                      June 30                                  -----------
                                                              ----------------------        December 31            June 30
                                                              2001               2000              2000               2001
                                                              ----------------------        ----------         -----------
                                                                     Unaudited                  Audited          Unaudited
                                                              ----------------------        -----------        -----------
                                                                     NIS thousands                           US$ thousands
                                                              -----------------------------------------        -----------

Liabilities and Shareholders' Equity

Current Liabilities
Credit from banks and others                            3,179,639          1,756,395         2,725,585            763,418
Trade payables                                          1,366,153          1,364,920         1,429,384            328,008
Other payables                                          1,211,503          1,199,798         1,089,555            290,877
Customer advances, net of work in
 progress                                                 208,995            256,695           300,999             50,179
                                                          -------            -------           -------             ------

Total current liabilities                               5,966,290          4,577,808         5,545,523          1,432,482
                                                        ---------          ---------         ---------          ---------

Long-term liabilities Net of current maturities:
Bank loans                                              3,365,744          3,614,677         3,058,999            808,102
Other loans                                               124,760            116,322           190,955             29,954
Debentures                                                 16,383             49,983            34,328              3,934
Convertible debentures                                     36,483            134,707            73,275              8,759
Customer advances                                          80,226             74,274           105,574             19,262
Deferred taxes                                            124,910             80,023           121,386             29,990
Liability for employee severance
 benefits, net                                            271,859            392,638           292,178             65,272
Unguaranteed deficiency in
 shareholders' equity of subsidiary                      (208,003)                 -                 -            (49,940)
                                                         --------          ---------          --------            -------

Total long-term liabilities                             3,812,362          4,462,624         3,876,695            915,333
                                                        ---------          ---------         ---------            -------

Liability for acquisition of
 subsidiaries' shares                                      90,018                  -            81,415             21,613
                                                           ------                               ------             ------

Minority Interest                                       1,139,264          1,232,542         1,075,243            273,533
                                                        ---------          ---------         ---------            -------

Shareholders' Equity                                    2,740,503          4,506,276         4,354,287            657,984
                                                        ---------          ---------         ---------            -------


                                                       13,748,437         14,779,250        14,933,163          3,300,945
                                                       ==========         ==========        ==========          =========


August 22, 2001                                     ________________________             ___________________________
                                                        Jonathan Kolber                         Yuval Yanai
                                                     CEO and Vice Chairman               Executive Vice President
                                                   of the Board of Directors                      and CFO





Consolidated Statements of Income


In terms of NIS of June 2001

                                                                                                                Convenience
                                                                                                                translation
                                                                                                                  (Note 1B)
                                                                                                                -----------
                                                                                                 Year ended      Six months
                                Six months ended June 30       Three months ended June 30       December 31           ended
                                ------------------------       --------------------------       -----------     -----------
                                   2001            2000            2001            2000            2000        June 30, 2001
                                --------         -------       ----------       ---------       -----------     -----------
                                       Unaudited                       Unaudited                    Audited       Unaudited
                                ------------------------       --------------------------       -----------     -----------
                                    NIS thousands                           NIS thousands                      US$ thousands
                                ------------------------       --------------------------------------------     -----------

Income from sales and
 services                        3,587,637      4,368,325       1,697,725       2,172,985       8,373,622         861,377

Cost of sales and
 revenues                        2,867,666      3,245,366       1,325,069       1,638,494       6,371,706         688,515
                                 ---------      ---------       ---------       ---------       ---------         -------

Gross profit                       719,971      1,122,959         372,656         534,491       2,001,916         172,862

Selling and marketing
 expenses                          382,665        405,819         188,463         199,500         791,129          91,876
General and
 administrative expenses           251,642        259,261         122,636         122,383         558,454          60,418
                                   -------        -------         -------         -------         -------          ------

Operating income                    85,664        457,879          61,557         212,608         652,333          20,568

Financing expenses, net            180,218        136,171          12,666          77,344         334,370          43,270
                                   -------        -------          ------          ------         -------          ------

                                   (94,554)       321,708          48,891         135,264         317,963         (22,702)
Other income (expenses),
 net                              (245,341)       272,469         (59,603)        (41,544)        526,774         (58,905)
                                  --------        -------         -------         -------         -------         -------
(Loss) income before
 taxes on income                  (339,895)       594,177         (10,712)         93,720         844,737         (81,607)

Taxes on income                      4,270        195,526         (10,383)         25,560         285,020           1,026
                                     -----        -------         -------          ------         -------           -----

                                  (344,165)       398,651            (329)         68,160         559,717         (82,633)
Group equity in the
 operating results of
 affiliates, net                (1,313,413)        (4,751)       (676,036)        (45,736)       (273,018)       (315,345)
                                ----------         ------        --------         -------        --------        --------

                                (1,657,578)       393,900        (676,365)         22,424         286,699        (397,978)
Minority interest in
 subsidiaries, net                  13,173         30,008          22,853          17,954          16,026           3,163
                                    ------         ------          ------          ------          ------           -----

Net (loss) income for
 the period                     (1,670,751)       363,892        (699,218)          4,470         270,673        (401,141)
                                ==========        =======        ========           =====         =======        ========


                                       NIS            NIS             NIS             NIS             NIS             US$
                                -----------       --------       --------           -----          ------         --------

(Loss) earnings per
 NIS 1 par value of the
 ordinary share capital:          (109,973)        23,378         (46,021)            290          35,414         (26,404)
                                  ========         ======         =======             ===          ======         =======


The accompanying notes are an integral part of the financial statements.




                                                                                                            KOOR Industries Limited
                                                                                                               (An Israeli Company)

Statement of Shareholders' Equity
-----------------------------------------------------------------------------------------------------------------------------------

In terms of NIS of June 2001

                                                                              Company    Cumulative
                                                                       shares held by       foreign
                                     Number of                            the company      currency                       Total
                                      ordinary      Share     Capital             and   translation    Retained   Shareholders'
                                        shares    capital    reserves    subsidiaries   adjustments    earnings          Equity
                                     ---------    -------    --------  --------------   -----------    --------   -------------
                                                                     NIS thousands
                                                  ---------------------------------------------------------------------------------
Balance as at January 1,
2001 (Audited)                       15,192,379    538,691   2,446,666        (259,993)     (670,372)    2,299,295     4,354,287

Changes during the six months
 ended June 30, 2001 (Unaudited):
Net loss for the period                       -          -           -               -             -    (1,670,751)   (1,670,751)
Adjustment of liability to purchase
 shares ofa subsidiary                        -          -      (4,122)              -             -             -        (4,122)
Foreign currency translation
adjustments                                   -          -           -               -        60,975             -        60,975
Exercise of stock options granted
to Israeli banks                              -        * -         114               -             -             -           114
                                     ----------    -------     ---------      --------      --------       -------     ---------
Balance as at June 30, 2001
(Unaudited)                          15,192,379    538,691     2,442,658      (259,993)     (609,397)      628,544     2,740,503
                                     ==========    =======     =========      ========      ========       =======     =========

===================================================================================================================================

* Represents an amount lower than NIS 1,000.



The accompanying notes are an integral part of the financial statements.





                                                                                                            KOOR Industries Limited
                                                                                                               (An Israeli Company)

Statement of Shareholders' Equity (cont'd)
-----------------------------------------------------------------------------------------------------------------------------------

In terms of NIS of June 2001

                                                                               Company      Cumulative
                                                                        shares held by         foreign
                                        Number of                          the company        currency                       Total
                                         ordinary     Share      Capital           and     translation    Retained   Shareholders'
                                           shares   capital     reserves  subsidiaries     adjustments    earnings          Equity
                                        ---------    -------    --------  --------------   -----------    --------   -------------
                                                                                NIS thousands
-----------------------------------------------------------------------------------------------------------------------------------
Balance as at April 1, 2001
(Unaudited)                            15,192,379   538,691    2,443,832      (259,993)       (532,663)  1,327,762       3,517,629

Changes during the three months
ended June 30, 2001 (Unaudited):
Net loss for the period                        -         -            -             -               -    (699,218)       (699,218)
Adjustment of liability to purchase
shares of a subsidiary                         -         -       (1,174)            -               -           -          (1,174)
Foreign currency translation
adjustments                                    -         -            -             -         (76,734)          -         (76,734)
                                       ---------    ------     ---------      -------         -------      -------       ---------
Balance as at June 30, 2001
(Unaudited)                            15,192,379   538,691    2,442,658      (259,993)       (609,397)    628,544       2,740,503
                                       ==========   =======    =========      ========        ========     =======       =========
-----------------------------------------------------------------------------------------------------------------------------------

* Represents an amount lower than NIS 1,000.



The accompanying notes are an integral part of the financial statements.




                                                                                                            KOOR Industries Limited
                                                                                                               (An Israeli Company)

Statement of Shareholders' Equity (cont'd)
-----------------------------------------------------------------------------------------------------------------------------------

In terms of NIS of June 2001
                                                                                    Company    Cumulative
                                                                             shares held by       foreign
                                           Number of                            the company      currency                    Total
                                            ordinary      Share     Capital             and   translation  Retained  Shareholders'
                                              shares    capital    reserves    subsidiaries   adjustments  earnings         Equity
                                           ---------    -------    --------  --------------   -----------    --------   -----------
                                                                               NIS thousands
-----------------------------------------------------------------------------------------------------------------------------------
Balance as at  January 1, 2000 (Audited)    15,730,971    538,691    2,444,220     (54,239)     (583,346)    2,088,301   4,433,627

Changes during the six months ended June
30, 2000 (Unaudited):
Net income for the period                            -          -            -           -             -       363,892     363,892
Exercise of stock options granted to
 Israeli banks                                       -        * -          139           -             -             -         139
Acquisition of "Treasury stock"               (442,208)         -            -    (163,258)            -             -    (163,258)
Interim dividend                                     -          -            -           -             -       (59,178)    (59,178)
Erosion of dividend proposed in 1999                 -          -            -           -             -        (1,153)     (1,153)
Dividend on company shares held by
 subsidiaries                                        -          -            -           -             -           652         652
Capital reserve in respect of conversion
 of notes in an affiliate by a controlling
 shareholder                                         -          -          406           -             -             -         406
Foreign currency translation adjustments             -          -            -           -       (68,851)            -     (68,851)
                                            ---------     ------     --------     -------       --------     --------    ---------
Balance as at June 30, 2000 (Unaudited)     15,288,763    538,691    2,444,765    (217,497)     (652,197)    2,392,514   4,506,276
                                            ==========    =======    =========    ========      ========     =========   =========

Balance as at April 1, 2000 (Unaudited)     15,722,802    538,691    2,444,626     (57,361)    (647,132)     2,445,970   4,724,794
Changes during the three months ended
 June 30, 2000 (Unaudited):
Net income for the period                            -          -            -           -             -         4,470       4,470
Exercise of stock options granted
 to Israeli banks                                    -        * -          139           -             -             -         139
Acquisition of "treasury stock"               (434,039)         -            -    (160,136)            -             -    (160,136)
Interim dividend                                     -          -            -           -             -       (59,178)    (59,178)
Dividend on Company shares held by
 subsidiary                                          -          -            -           -             -           652         652
Inflationary erosion of dividend
 proposed in 1999                                    -          -            -           -             -           600         600
Foreign currency translation
 adjustments                                         -          -            -           -        (5,065)            -      (5,065)
                                            ----------    -------    ---------    --------      --------     ---------   ---------
Balance as at June 30, 2000 (Unaudited)     15,288,763    538,691    2,444,765    (217,497)     (652,197)    2,392,514   4,506,276
                                            ==========    =======    =========    ========      ========     =========   =========

* Represents an amount lower than NIS 1,000.

The accompanying notes are an integral part of the financial statements.





                                                                                                        KOOR Industries Limited
                                                                                                           (An Israeli Company)

Statement of Shareholders' Equity (cont'd)
------------------------------------------------------------------------------------------------------------------------------------

In terms of NIS of June 2001

                                                                                                 Cumulative
                                                                                      Company     foreign
                                              Number of                                shares     currency                Total
                                               ordinary     Share       Capital       held by  translation   Retained  Shareholders'
                                                shares     capital      reserves  subsidiaries  adjustments   earnings       Equity
                                              ---------    -------    --------  --------------   ----------- --------- ------------
                                                                                           NIS thousands
-----------------------------------------------------------------------------------------------------------------------------------
Balance as at January 1, 2000 (Audited)        15,730,971   538,691     2,444,220       (54,239)  (583,346) 2,088,301   4,433,627

Changes during 2000 (Audited):
Net income for the year                                 -         -             -             -          -    270,673     270,673
Exercise of stock options granted
to Israeli banks                                        -        *-           139             -          -          -         139
Acquisition of "treasury stock"                  (538,592)        -             -      (205,754)         -          -    (205,754)
Premium received in respect of issuance of
 option exercisable for company shares                  -         -         1,901             -          -          -       1,901
A capital reserve in respect of
 conversion of notes in affiliate
 by a controlling shareholder                           -         -           406             -          -          -         406
Interim dividend                                        -         -             -             -          -    (59,178)    (59,178)
Erosion of dividend proposed in 1999                    -         -             -             -          -     (1,153)     (1,153)
Foreign currency translation adjustments                -         -             -             -    (87,026)         -     (87,026)
Dividend on Company shares held by
 subsidiaries                                           -         -             -             -          -        652         652
                                                ---------   -------     --------       --------   --------  ---------   ---------
Balance as at December 31, 2000
 (Audited)                                     15,192,379   538,691     2,446,666      (259,993)  (670,372) 2,299,295   4,354,287
                                               ==========   =======     =========      ========   ========  =========   =========


* Represents an amount lower than NIS 1,000.



The accompanying notes are an integral part of the financial statements.





                                                                                                            KOOR Industries Limited
                                                                                                               (An Israeli Company)

Statement of Shareholders' Equity (cont'd)
-----------------------------------------------------------------------------------------------------------------------------------

Convenience translation into US dollars (Note 1B)

                                                                          Company      Cumulative
                                                                   shares held by         foreign
                                                                      the company        currency                           Total
                                                 Share    Capital             and     translation        Retained   Shareholders'
                                               capital   reserves    subsidiaries     adjustments        earnings          Equity
                                             ---------    -------    ------------  --------------      -----------  -------------
                                                         Convenience translation (Note 1B) - US$ thousands
-----------------------------------------------------------------------------------------------------------------------------------
Balance as at January 1, 2001 (Audited)       129,338    587,435         (62,423)       (160,954)        552,051       1,045,447

Changes during the six months ended
 June 30, 2001 (Unaudited) :
Net loss for the period                             -          -               -               -        (401,141)       (401,141)
Adjustment to purchase shares of a
 subsidiary                                         -       (989)              -               -               -            (989)
Foreign currency translation adjustments            -          -               -          14,640               -          14,640
Exercise of stock options granted to
 Israeli banks                                     *-         27               -               -               -              27
                                              -------    -------         -------        --------         -------         -------
Balance as at June 30, 2001 (Unaudited)       129,338    586,473         (62,423)       (146,314)        150,910         657,984
                                              =======    =======         =======        ========         =======         =======


* Represents an amount lower than NIS 1,000.



The accompanying notes are an integral part of the financial statements.





                                                                                                            KOOR Industries Limited
                                                                                                               (An Israeli Company)

-----------------------------------------------------------------------------------------------------------------------------------
Consolidated Statements of Cash Flows

In terms of NIS of June 2001
                                                                                                               Convenience
                                                                                                               translation
                                                                                                                 (Note 1B)
                                                                                                               -----------
                                                                                                Year ended      Six months
                               Six months ended June 30       Three months ended June 30       December 31           ended
                                  2001           2000            2001            2000            2000        June 30, 2001
                                       Unaudited                      Unaudited                    Audited       Unaudited
--------------------------------------------------------    ------------------------------    -------------  -------------
                                     NIS thousands                    NIS thousands                          US$ thousands
--------------------------------------------------------    -----------------------------------------------  -------------------
Cash flows generated
 by operating activities:
Net (loss) income for the
 period                         (1,670,751)       363,892        (699,218)          4,470         270,673        (401,141)
Adjustments to reconcile net
 income to net cash
 flows generated by
 operating activities (a)        1,621,167         90,674         793,508         295,242         198,101         389,236
Net cash (outflow) inflow
 generated by operating
 activities                        (49,584)       454,566          94,290         299,712         468,774         (11,905)
Cash flows generated
 by investing activities:
Purchase of fixed assets          (276,888)      (210,642)        (98,383)        (98,083)       (493,699)        (66,480)
Investment grants in
 respect of fixed assets            11,029          6,704           8,784           5,635          15,259           2,648
Investments in intangible
 assets and deferred charges      (457,246)       (36,253)        (34,802)        (11,795)        (78,470)       (109,783)
Additional investment
 in subsidiaries                   (20,372)       (14,734)         (6,441)           (194)       (304,538)         (4,891)
Payment of liabilities
 for purchase of
 consolidated companies                  -       (113,383)              -               -        (113,383)              -
Acquisition of initially
 consolidated subsidiaries               -              -               -               -         (17,113)              -
(b)
Investments in affiliates          (40,214)       (11,463)        (37,717)         (6,417)        (19,403)         (9,655)
Investment in loans to
 affiliates                           (466)          (363)            (54)           (107)           (956)           (112)
Repayment of loans from
 affiliates                            321            126             310              20             153              77
Proceeds from realization
 of investments in
 formerly consolidated
 subsidiaries, net of cash
 in those subsidiaries at
 the time they ceased
 being consolidated (c)               (497)     1,114,690             976          15,243       1,286,937            (119)
Proceeds from realization
 of activities (d)                  33,760              -          33,760               -         479,957           8,106
Proceeds from sale of
 activities in previous year        25,784              -           1,967               -               -           6,190
Proceeds from disposal of
 investments in investees            3,749         53,876           3,749               -          53,874             900
Proceeds from sale of
 fixed assets                       62,667         18,464          56,978           7,437         136,563          15,046
Investment in venture
 capital companies                (102,506)             -         (21,248)              -        (333,730)        (24,611)
Change in investments
 and other receivables, net         17,101       (130,685)         15,494         (95,086)       (213,809)          4,105
Change in short term
 deposits and investments,net      (39,565)      (254,976)        (20,429)       (125,889)       (194,699)         (9,499)
                                   -------       --------         -------        --------        --------          ------
Net cash inflow (outflow)
 generated by investing
 activities                       (783,343)       421,361         (97,056)       (309,236)        202,943        (188,078)
                                  --------        -------         -------        --------         -------        --------

The accompanying notes are an integral part of the financial statements.
-----------------------------------------------------------------------------------------------------------------------------------





                                                                                                            KOOR Industries Limited
                                                                                                               (An Israeli Company)

Consolidated Statements of Cash Flows (cont'd)
-----------------------------------------------------------------------------------------------------------------------------------

In terms of NIS of June 2001
                                                                                                               Convenience
                                                                                                               translation
                                                                                                                 (Note 1B)
                                                                                                               -----------
                                                                                                Year ended      Six months
                               Six months ended June 30       Three months ended June 30       December 31           ended
                                   2001           2000            2001            2000            2000       June 30, 2001
                                       Unaudited                      Unaudited                    Audited       Unaudited
-------------------------------------------------------     -------------------------------    ------------  ----------------------
                                     NIS thousands                          NIS thousands                    US$ thousands
-------------------------------------------------------     -----------------------------------------------  ----------------------
Cash flows generated
 by financing activities:
Proceeds from exercise
 of stock options granted
 to Israeli banks                      114            139               -             139             139              27
Acquisition of "treasury
 stock"                                  -       (163,258)              -        (160,136)       (205,754)              -
Premium received in
 respect of stock issuance
 of options exercisable
 for company shares                      -              -               -               -           1,901               -
Dividend paid                            -       (168,159)              -        (124,986)       (226,693)              -
Proceeds from issuance
 of shares to minority
 interests in subsidiaries          18,613         24,488           7,572           4,317          48,767           4,469
Dividend paid to
 minority in subsidiaries           (1,624)             -          (1,270)              -         (12,651)           (390)
Issued of preferred shares
 to minority interest of
 subsidiary                         35,348              -            (802)              -          62,034           8,487
Payment of suppliers'
 credit for the purchase
 of fixed assets                         -         (2,058)              -               -               -               -
Proceeds from long-term
 loans and other
 long-term liabilities             605,751        359,798         129,033          59,967         509,144         145,439
Repayment of long-term
 loans, debentures and
 other long-term                  (209,070)      (978,607)       (174,983)       (156,674)     (1,098,695)        (50,197)
liabilities
Credit from banks and
 others, net                       254,827       (594,484)        180,838         (88,853)       (221,126)         61,183
                                   -------       --------         -------         -------        --------          ------
Net cash inflow (outflow)
 generated by financing
 activities                        703,959     (1,522,141)        140,388        (466,226)     (1,142,934)        169,018
                                   -------     ----------         -------        --------      ----------         -------

Translation differences
 in respect of cash
 balances of autonomous
 foreign investees                  13,854        (10,380)        (16,510)         (1,265)        (13,810)          3,326
                                    ------        -------         -------          ------         -------           -----
Increase (decrease) in
 cash and cash equivalents        (115,114)      (656,594)        121,112        (477,015)       (485,027)        (27,639)
Balance of cash and
 cash equivalents at
 beginning of period               979,840      1,464,867         743,614       1,285,288       1,464,867         235,256
                                   -------      ---------         -------       ---------       ---------         -------

Balance of cash and
 cash equivalents at
 end of period                     864,726        808,273         864,726         808,273         979,840         207,617
                                   =======        =======         =======         =======         =======         =======


The accompanying notes are an integral part of the financial statements.
===================================================================================================================================





                                                                                                            KOOR Industries Limited
                                                                                                               (An Israeli Company)

Consolidated Statements of Cash Flows (cont'd)
-----------------------------------------------------------------------------------------------------------------------------------

In terms of NIS of June 2001
                                                                                                               Convenience
                                                                                                               translation
                                                                                                                 (Note 1B)
                                                                                                               -----------
                                                                                                Year ended      Six months
                               Six months ended June 30       Three months ended June 30       December 31           ended
                                  2001           2000            2001            2000            2000        June 30, 2001
                                       Unaudited                      Unaudited                    Audited       Unaudited
--------------------------------------------------------    ------------------------------    -------------  -------------
                                     NIS thousands                    NIS thousands                          US$ thousands
--------------------------------------------------------    -----------------------------------------------  -------------------
A.  Adjustments to
       reconcile net income
       to net cash
       generated by
       operating activities:

Income and expenses
 not involving cash flows:
Minority interest in
 subsidiaries, net                  13,173         30,008          22,853          17,954          16,026           3,163
Dividend received from
 affiliates net of equity
 in the operating results
(equity in operating
 results of affiliates net
 of dividend received
 therefrom)                      1,313,413         17,481         676,036          52,128         298,534         315,345
Depreciation and
 amortization                      196,077        191,192         100,001          91,919         377,837          47,078
Deferred taxes                     (37,594)        97,249          (9,883)         (2,652)        128,711          (9,026)
(Decrease) increase in
 liability for employee
 severance benefits, net           (24,491)       137,057           7,621          71,337          41,206          (5,880)

Capital losses (gains), net:
Fixed assets                           465         14,174             358          (1,136)         (6,920)            112
Investment in formerly
 consolidated subsidiaries          (3,398)      (396,376)              -          (1,140)       (516,261)           (816)
Profit from realization
 of activities                      26,398              -          26,398               -        (281,271)          6,338
Investments in investee
 companies                          (2,689)       (24,198)         (3,760)         (1,322)        (27,806)           (646)
Inflationary erosion
 of principal of long-term
 loans and other liabilities         8,381        (47,462)        (64,923)         (8,062)        (80,257)          2,012
Inflationary erosion of
 principal of credit
 from banks and others              (1,027)        (1,663)         (9,999)              -          (5,145)           (247)
Inflationary erosion of
 value of investments,
 deposits and loans
 receivable                         (8,964)         7,143           2,217           1,143          25,696          (2,152)
Changes in value of
 assets and investments             77,148        (13,876)        (51,555)         (4,779)         67,005          18,523
                                    ------        -------         -------          ------          ------          ------

                                 1,556,892         10,729         695,364         215,390          37,355         373,804
                                 =========         ======         =======         =======          ======         =======


The accompanying notes are an integral part of the financial statements.




                                                                                                            KOOR Industries Limited
                                                                                                               (An Israeli Company)

-----------------------------------------------------------------------------------------------------------------------------------
Consolidated Statements of Cash Flows (cont'd)

In terms of NIS of June 2001
                                                                                                               Convenience
                                                                                                               translation
                                                                                                                 (Note 1B)
                                                                                                               -----------
                                                                                                Year ended      Six months
                               Six months ended June 30       Three months ended June 30       December 31           ended
                                  2001           2000            2001            2000            2000        June 30, 2001
                                       Unaudited                      Unaudited                    Audited       Unaudited
--------------------------------------------------------    ------------------------------    -------------  -------------
                                     NIS thousands                    NIS thousands                          US$ thousands
--------------------------------------------------------    -----------------------------------------------  -------------------
A.  Adjustments to
      reconcile net income
      to net cash flows
      generated by operating
      activities (cont'd)
Changes in operating
 assets and liability
 liability items:
Decrease in trade
 receivables and other
 accounts receivable (after
 taking into account
 non-current receivables)          285,765         60,032         265,056         244,169         186,688          68,611
Increase) in inventories,
 works in progress and
 customer  advances
 (including long-term
 customer advances and
 deposits)                        (163,973)       (18,446)       (144,674)       (157,792)        (63,038)        (39,369)
Increase (decrease) in trade
 payables and other payables       (57,517)        38,359         (22,238)         (6,525)         37,096         (13,810)
                                   -------         ------         -------          ------          ------         -------
                                    64,275         79,945          98,144          79,852         160,746          15,432
                                    ------         ------          ------          ------         -------          ------

                                 1,621,167         90,674         793,508         295,242         198,101         389,236
                                 =========         ======         =======         =======         =======         =======

B. Acquisition of newly
     consolidated
     subsidiaries:

Assets and liabilities of the subsidiaries at date of acquisition:
Working capital deficiency
 excluding cash and cash
 equivalents                             -              -               -               -          (8,384)              -
Fixed assets and
 investments                             -              -               -               -         (16,469)              -
Long-term liabilities                    -              -               -               -           4,131               -
Minority interest in
 subsidiaries                            -              -               -               -          43,455               -
Excess of cost over net
 asset value upon
 acquisition                             -              -               -               -        (146,280)              -
Investment in affiliates             ------         ------          ------          ------        106,434               -
                                                                                                  -------          ------

                                         -              -               -               -         (17,113)              -
                                     ======         ======          ======          ======        =======          ======

===================================================================================================================================

The accompanying notes are an integral part of the financial statements.





                                                                                                            KOOR Industries Limited
                                                                                                               (An Israeli Company)

Consolidated Statements of Cash Flows (cont'd)
-----------------------------------------------------------------------------------------------------------------------------------

In terms of NIS of June 2001
                                                                                                               Convenience
                                                                                                               translation
                                                                                                                 (Note 1B)
                                                                                                               -----------
                                                                                                Year ended      Six months
                               Six months ended June 30       Three months ended June 30       December 31           ended
                                  2001           2000            2001            2000            2000        June 30, 2001
                                       Unaudited                      Unaudited                    Audited       Unaudited
--------------------------------------------------------    ------------------------------    -------------  -------------
                                     NIS thousands                    NIS thousands                          US$ thousands
--------------------------------------------------------    -----------------------------------------------  -------------------
C.  Proceeds from
      realization of
      investments in
      formerly
      consolidated
      subsidiaries, net of
      cash in those
      subsidiaries at the
      time they ceased
      being consolidated:

Assets and liabilities of formerly consolidated subsidiaries at the time they ceased being consolidated:

Working capital surplus,
 (deficiency) excluding
 cash and cash equivalents          (4,918)       (70,405)              -         (35,156)        (88,862)         (1,181)
Fixed assets and
 investments                         2,699      1,318,097               -          63,767       1,453,742             648
Long-term liabilities                  (81)      (408,720)              -         (14,717)       (487,676)            (19)
Minority interest in
 subsidiary as at
 date of sale                         (400)      (133,474)              -             185        (132,750)            (96)
Equity in net assets                     -         12,816               -              24          26,221               -
Consideration not yet
 received from
 consolidation of
 companies                          (1,195)             -               -               -               -            (287)
Capital gain on sale
 of investments in
 subsidiaries                        3,398        396,376               -           1,140         516,262             816
                                 ---------      ---------       ---------       ---------       ---------       ---------
                                      (497)     1,114,690               -          15,243       1,286,937            (119)
                                 =========      =========       =========       =========       =========       =========


The accompanying notes are an integral part of the financial statements.




                                                                                                            KOOR Industries Limited
                                                                                                               (An Israeli Company)

Consolidated Statements of Cash Flows (cont'd)
-----------------------------------------------------------------------------------------------------------------------------------

In terms of NIS of June 2001
                                                                                                               Convenience
                                                                                                               translation
                                                                                                                 (Note 1B)
                                                                                                               -----------
                                                                                                Year ended      Six months
                               Six months ended June 30       Three months ended June 30       December 31           ended
                                  2001           2000            2001            2000            2000        June 30, 2001
                                       Unaudited                      Unaudited                    Audited       Unaudited
--------------------------------------------------------    ------------------------------    -------------  -------------
                                     NIS thousands                    NIS thousands                          US$ thousands
--------------------------------------------------------    -----------------------------------------------  -------------------
D.   Proceeds from
        realization of
        activities

Working capital surplus
 excluding cash and cash
equivalents                         3,473              -           3,473               -         152,891             834

Fixed assets                        65,045             -          65,045               -          51,850          15,617

Accrued income - long-
 term                                    -             -               -               -          21,164               -

Realization proceeds
 receivable                         (8,360)            -          (8,360)              -         (27,219)         (2,007)

Capital gain from
 realization of activities         (26,398)            -         (26,398)              -         281,271          (6,338)
                                 ---------      ---------       ---------       ---------       ---------       ---------
                                    33,760             -          37,760               -         479,957           8,106
                                 =========      =========       =========       =========       =========       =========







                                                                                                            KOOR Industries Limited
                                                                                                               (An Israeli Company)

-----------------------------------------------------------------------------------------------------------------------------------
Consolidated Statements of Cash Flows (cont'd)
-----------------------------------------------------------------------------------------------------------------------------------

In terms of NIS of June 2001
                                                                                                               Convenience
                                                                                                               translation
                                                                                                                 (Note 1B)
                                                                                                               -----------
                                                                                                Year ended      Six months
                               Six months ended June 30       Three months ended June 30       December 31           ended
                                  2001           2000            2001            2000            2000        June 30, 2001
                                       Unaudited                      Unaudited                    Audited       Unaudited
--------------------------------------------------------    ------------------------------    -------------  -------------
                                     NIS thousands                    NIS thousands                          US$ thousands
--------------------------------------------------------    -----------------------------------------------  -------------------
E.   Non-cash
     operations:

Purchase of fixed assets             2,963          4,459               -           2,656          42,952             711
                                     =====          =====           =====           =====          ======           =====

Purchase of other assets            26,539              -               -               -             923           6,372
                                    ======          =====           =====           =====           =====           =====

Proceeds from sale of
 fixed assets and
 investees                          13,679          1,187           8,360           1,187          32,175           3,248
                                    ======          =====           =====           =====          ======           =====

Interim dividend                         -         58,522               -          58,522               -               -
                                    ======         ======           =====          ======          ======           =====

Investment in initially
 consolidated subsidiaries               -              -               -               -          55,231               -
                                    ======         ======           =====          ======          ======           =====

Proceeds from
 realization of affiliated
 company in marketable
 securities                              -              -               -               -          27,215               -
                                    ======         ======           =====          ======          ======           =====

===================================================================================================================================

The accompanying notes are an integral part of the financial statements.




                                                        KOOR Industries Limited
                                                       (An Israeli Corporation)

Notes to the Financial Statements
-------------------------------------------------------------------------------



Note 1 - General

         These financial statements are prepared as at June 30, 2001 and for the period of six and three months ended on that date. These financial statements should be read in conjunction with the annual audited financial statements of the Company as at December 31, 2000 and the notes accompanying them.



Note 2 - Significant accounting principles

         A. The significant accounting principles were applied in the interim financial statements on a consistent basis with those of December 31, 2000. The interim financial statements are prepared in accordance with generally accepted accounting principles applying when preparing financial statements for interim periods.

         B. During the accounting period, the Israel Accounting Standards Board published the following new Accounting
                  Standards:

                  Accounting Standard No. 7 - Post balance sheet Events. The new standard stipulates when a corporation must make adjustments to its financial statements for events after the balance sheet date, and the disclosure required from a corporation regarding the date on which the financial statements were approved for publication relating to events after the balance sheet date.

                  Accounting Standard No. 8 - Discontinuing operations. The standard stipulates rules for separate presentation of information relating to significant business operations discontinued by the corporation, from information to continued operations, and determines the minimum disclosure of information regarding discontinued operations.

                  Accounting Standard No. 11 - Segment reporting. The standard requires the inclusion of information regarding business segments and geographic segments, and determines detailed directives to identify business and geographic segments.

                  Accounting Standard No. 7 will apply to financial statements for periods ending December 31, 2001 or thereafter. Accounting standards 8 and 11 will apply to financial statements for periods ending December 31, 2002 or thereafter.

                  In the Company's opinion the effects of the new standards are not expected to be significant.





Notes to the Financial Statements
-------------------------------------------------------------------------------



Note 3 - Financial statements in adjusted values

         The financial statements are prepared on the basis of the historical cost convention adjusted to changes in the general purchasing power of the NIS on the basis of changes in the consumer price index (CPI).

         Comparative data in these statements have been adjusted to NIS of June 2001.

         During the six months ended June 30, 2001 the CPI increased by 1.11% (during the equivalent period it increase by 0.38%). The rate of exchange of the U.S. dollar increased by 3.06% (during the equivalent period it decreased by 1.66%).

         During the three months ended June 30, 2001 the CPI increased by 1.61% (during the equivalent period it increased by 1.61%). The rate of exchange of the US dollar decrease by 0.64% (during the equivalent period increased by 1.44%).



Note 4 - Details about subsidiaries and realization of holdings

         A. ECI Telecom Ltd. (hereinafter - "ECI") - an affiliated company

         1. During the second half of 2000, a trend started of declining global demands for communications products including ECI products, and this trend continued also during the first six months of 2001. As a result, ECI's management decided, prior to the end of the first quarter of 2001, to carry out significant cuts including, inter alia, discontinuation of the production and marketing of certain products, and the discontinuation of development operations in the U.S which had been purchased in the second quarter of 2000. Therefore, ECI in its financial statements for the first quarter registered a provision for the decline in the value of inventories of 95 million dollars and in the six months a provision for a decline in the value of goodwill, non-tangible assets and fixed assets used for the discontinued operations totaling about 101 million dollars (about 90 million dollars in the first quarter of 2001).

                  Moreover, during April 2001 ECI's management decided to dismiss about 1000 employees (in addition to the decision of December 2000 on the dismissal of 365 employees).


         2. In the first quarter of 2001 the declining trend of global demand for communications products continued, including ECI's products, and its sales forecast was radically reduced. In addition, during this period, additional indications appeared of a change in the fair value of ECI. These indications included, inter alia, an evaluation prepared by an external independent appraiser for ECI and related to the value of four business units of ECI, contacts for the sale of Lightscape Networks (hereinafter "LSN") which is one of the main business units of ECI, and an additional indication of the value of LSN stemming from the valuation of an investment bank relating to the value of LSN for the purpose of raising capital by way of a private placement.



Note 4 - Details about subsidiaries and realization of holdings (cont'd)

         A. ECI Telecom Ltd. (hereinafter - "ECI") - an affiliated company (cont'd)

                  In view of the aforesaid Koor's management decided to reduce the book value of its investment in ECI for a decrease in its value, which is not of a temporary nature, in an amount of NIS 211 million and to adjust it to the date of March 31, 2001 to NIS 2,228 million. The write-off is included in the statement of income during the first quarter of 2001 as "the Koor Group's share in the surplus losses over profits of affiliated companies".

                  During the second quarter of 2001, and after the negative trends in the telecommunications branch continued, and particularly in view of the uncertainty of the possibility of a recovery in this market, Koor's management decided to order an overall evaluation of ECI from the same appraiser that prepared the previous evaluations for ECI. The fair value of ECI according to the findings of valuation range between 985 million dollars and about 1,230 million dollars, and therefore the fair value of Koor's investment in ECI ranged between 340 million dollars and about 420 million dollars.

                  As a result of the aforesaid the Company's Board of Directors decided to reduce the book value of the investment in ECI due to the drop in value which is not of a temporary nature in an amount of about NIS 592 million (in addition to the said reduction in the first quarter of the year). The balance of Koor's investment in ECI as of June 30, 2001 is about NIS 1,551 million. The write-off is included in the statement of income in the item "Koor Group's share in the surplus of losses over income of affiliated companies".


         3. Koor's Board of Directors decided to approve for Koor's management to provide ECI with credit over the coming 18 months should ECI require this, up to an amount of 100 million dollars under conditions which will not be less than market conditions at the time of providing the credit.


         4. During the second quarter of 2001 Koor purchased 1.7% from ECI's shares from a third party in consideration for NIS 34 million. After the acquisition Koor's rate of holdings in ECI shares reached 34.8%


         5. During the first six months of 2001 ECI continued the process of splitting the Company into five separate companies, which will operate in different fields. Implementation of the split is subject to receiving the various approvals required by law, including, approvals of the tax authorities, the shareholders and the Courts, and the business preparedness of the companies being split. On January 1, 2001 five subsidiaries were setup which absorbed the various employees in the operations, and these companies are operating as agents of the Company until the date of transfer of the assets (including non-tangible assets) and liabilities to their legal ownership.



Note 4 - Details about subsidiaries and realization of holdings (cont'd)

         A. ECI Telecom Ltd. (hereinafter - "ECI") - an affiliated company (cont'd)

         6. On the 13 of June, 2001 a claim was filed in the name of various shareholders against ECI and against officers in it: the Chairman of the Board (who also serves as CEO of Koor), the CEO and its previous VP Finance. The claim was filed in the Federal Court of the State of Virginia, USA. The plaintiffs' request the Court to recognize it as a class action in the name of all shareholders who acquired shares of ECI between the dates May 2, 2000 and February 14, 2001 (hereinafter: "the Purchasers"). The claims of the plaintiffs were that ECI deceived the purchasers, presented incorrect presentations and published misleading financial statements, which caused damage to the purchasers. The plaintiffs purport to state a claim under the Securities and Exchange Act of 1934. The Plaintiffs are requesting, based on their allegations, that the court award them the following relief:

                  a) Compensation for the damage they claim to have sustained, or alternatively, return of the amount they loss as a result of the decline in the value of their shares (plaintiffs have not yet specified the amount of their alleged damages).

                  b) The monetary costs deriving from the filing of the claim, including attorney fees, accountants fees and the amount charged by other experts.

                  c) Additional relief as the court shall see fit for their compensation.


                  Pursuant to US law, additional plaintiffs can file additional claims, up until the 13 August, 2001, and request from the Court to nominate the lead plaintiff and lead plaintiff's counsel.

                  ECI expects the US Court will consolidate all the various claims into one claim, which will be filed with the US Court after appointment of the lead plaintiff and the lead plaintiff's counsel. At this stage, no response to the complaints is due from the company, and the company intends to vigorously oppose the plaintiff's complaints.

         7. Some of ECI's existing and future indebtedness to certain banks are secured by liens on certain assets and rights and by negative pledges for unlimited amounts on all of the ECI's assets. As a condition to the continued extension of the credit by the banks, and pursuant to the terms of the negative pledge, ECI has committed to maintain certain financial ratios, such as, total shareholders' equity, shareholders' equity to assets, current ratio, and operating income to sales, which take effect commencing with the third quarter of 2001 or at a later date, should same be mutually agreed to by the parties.



Note 4 - Details about subsidiaries and realization of holdings (cont'd)

         B. Makhteshim - Agan Industries Ltd. (hereinafter "M-A Industries") - a subsidiary

         1. Subsidiaries of M-A Industries engaged in agreements with banks according to which the subsidiaries sold the banks, certain customer debts. In the balance sheet of June 2001 the balance of customers receivables declined due to debts sold totaling 79.4 million dollars (on June 30, 2000 about 36.8 million dollars and on December 31, 2000 about 40 million dollars). The difference between the balance in the books of the debts sold and the consideration received is charged to the financing item. According to the agreements, the subsidiaries undertook to indemnify the banks in certain cases defined in the agreements when debts sold are not paid.

         2. During the first quarter of 2001, subsidiaries of M-A Industries acquired four new products in the field of agro-chemicals, in addition to marketing and distribution rights for a basket of products in the Scandinavian countries from Aventis and Syngenta A.G.

                  The cost of acquiring was 110 million dollars and is presented in the item "Intangible assets and deferred expenses". The amount of about 21 million dollars relates to the cost of licensing and marketing rights, amortized over 20 years to the "sales and marketing expenses" item. The balance of the cost relating to goodwill is amortized over 20 years as in item "Other income (expense), net". In accordance with the agreements, should the sales of part of the products exceed certain ratios in the coming three years, an additional cost is likely to be paid which could reach up to 8.3 million dollars.

         3. During May 2001, the Board of Directors of M-A Industries decided to adopt a policy of distributing a dividend at rates of between 15% and 30% of net annual income, as of 2001. Each year an interim dividend will be distributed as an advance on account of the annual dividend in accordance with quarterly income and the above-mentioned limitations. Implementing this policy is subject to the existence of distributable profits on the relevant dates, subject to the provisions of any relevant laws relating to distribution of dividends, special decisions of the Board of Directors of M-A Industries, and every other decision which the Board of Directors may take at any time, including the matter of the other uses for the Company's profits and a change in this policy. In accordance with this policy, on May 17, 2001 the Board of Directors of M-A Industries decided on the distribution of an interim dividend of 5 million dollars. The day of record for determining entitlement to the dividend is August 1, 2001.


Note 4 - Details about subsidiaries and realization of holdings (cont'd)

         C.       United Steel Mills Ltd. (hereinafter "USM") - a subsidiary

         The USM was managed by a Trustee - Adv. Ilan Shavit (hereinafter "the Trustee") who was appointed trustee under a stay of procedures order issued on March 16, 2000 and whose validity was extended until July 31, 2001. On July 31, 2001, the Trustee filed an application to appoint a Permanent Liquidator for the USM. By an order of the Haifa District Court ,the Trustee started acting as a Temporary Liquidator of the USM as of August 1, 2001. On May 6, 2001 the District Court in Haifa approved the Trustee the sale of two plants: the one, the plant of the subsidiary Maas Steels and Construction Ltd., and the second, the rolling plant in Kiryat Gat. In order to finance costs connected with the sale, the secured creditor banks agreed to a reduction in the value of current assets and Koor's management agreed, ex gratia, to provide special credit to the USM of NIS 7 million (recorded as an expense in the first quarter). On July 8, 2001, the Court approved the retirement agreement of employees at the Acco plant. The retirement arranged for the employees was financed by the banks (the secured creditors) and Koor who undertook, ex gratia, to grant additional credit of about NIS 42 million. The share of Koor in this credit is NIS 21 million.

         Due to the fact that Koor is not a guarantor of the debts of the USM to third parties, the capital deficit of the USM totaling about NIS 208 million, which Koor does not intend to cover, is registered in Koor's consolidated balance sheet as a reduction of the long-term liabilities in the item "Capital deficit in a subsidiary without guarantee".

         In the statement of income for the six month periods ended June 30, 2001, the loss of USM, which Koor does not intend to cover is NIS 208 million (after deducting NIS 21 million as mentioned above), as presented in item "Other revenues (expenses) net".


         D.       Koor Corporate Venture Capital Partnership (hereinafter
                  Koor CVC)

         1. During the first quarter of the year 2001 Scopus Ltd. (a subsidiary of Koor CVC) issued preference shares to a third party for 8.5 million dollars. The liability for the preference shares is presented in the "Minority Rights" item.

         2. During the second quarter of the year 2001, the management of Koor CVC partnership estimated that the value of investments in a number of portfolio companies is lower than the cost of the investments and therefore decided to write-off the value of the investments in these portfolio companies totaling 10 million dollars.


Note 4 - Details about subsidiaries and realization of holdings (cont'd)

         E.       Elisra Electronic Systems Ltd. (hereinafter "Elisra")

         1. During the first quarter of 2001 Elisra's management decided to write-off an amount of 8.3 million dollars from the balance of the goodwill of B.V.R. Systems (1998) Ltd., (a subsidiary of Elisra) based, inter alia, on business transactions, the order backlog and updated valuations regarding market potential. The amortization is presented in the other revenues (expenses), net item.

         2. On March 17, 2001, a fire broke out at the plants of subsidiaries - Tadiran Electronic Systems Ltd. and Tadiran Spectralink Ltd. In the opinion of the managements of these companies based, inter alia, on the opinion of its legal advisors regarding this matter, the value of compensation to be received from the insurance company will not be less than the amount of the damage. In estimating this compensation, amounts for interim loss of profits totaling 3 million dollars recognized during previous periods for work in process damaged in the fire were not included. These amounts were credited to the Statement of Income in the item "Other revenues (expenses), net". By June 30, 2001, advances from the insurance company totaling 5 million dollars were received.

                  After the balance sheet date additional advances were received from the insurance company totaling 5 million dollars.


         F.       Tadiran Ltd.   - (hereinafter Tadiran)

                  On March 4, 2001 Tadiran sold its holdings in ECI's shares to Koor at the stock exchange price of that day. The transaction was treated according to the Securities Regulations - (Presentation of Transactions between a Corporation and a Controlling Shareholder in it, in its Financial Statements) - 1996.


         G.       Telrad Networks Ltd. - a subsidiary

                  After the balance sheet date the Board of Directors of Telrad Networks decided to update the rehabilitation plan. Consequently, a provision of NIS 44 million was made.


         H.       Divestitures

         1. On January 31, 2001 a transaction for the sale of all Koor's holdings in Koor Insurance Agency (100%) was completed in consideration for NIS 5 million. The total income from this transaction was about NIS 3 million.



Note 4 - Details about subsidiaries and realization of holdings (cont'd)

         H.       Divestitures (cont'd)

         2. On May 4, 2001 the Koor Group sold, gratis, all it's holding (50%) in SigmaOne Communications (hereinafter "SigmaOne") to the KL-LLC Group (hereinafter "the Purchasers"), the other shareholders in SigmaOne.

                  As part of the sale Agreement, Koor and the purchasers transferred 2 million dollars to Sigma 1 in order to ensure SigmaOne's operations as a going concern. Moreover, the Koor Group converted the existing debt SigmaOne owed it, into a new debt, which includes an option for converting the debt to shares, which on the day of the transaction comprise 15% of SigmaOne's capital.

                  Therefore, Koor's financial statements for the first quarter of 2001 have a provision for the amount of the investment including the loans that Koor gave to SigmaOne totaling 10 million dollars (NIS 9 million of which is in the first quarter).

         3. The Group made a provision for a reduction in the value of investments in investee companies in a total amount of 10 million dollars in order to reflect, in the Company's opinion, expected losses as a result of the expected sale of these investments or a decline in value which is not of a temporary nature. The provision was registered in the item "Other revenues (expenses), net.



Note 5 - Contingent Liabilities and Commitments

         A. During October 1997, proximate to the date of the publication of a newspaper article containing details about alleged violations of the Law for Restrictive Trade Practices, 1988 (hereinafter - the "Law") regarding price coordination and lack of competition between TTL and Telrad, the Commissioner of Restrictive Trade Practices (hereinafter - the "Commissioner") conducted an examination at the offices of TTL, Telrad and the Company, during which certain documents were confiscated, certain employees were questioned and additional information was submitted as requested.

                  On December 13, 1998, the Commissioner issued a press release, in which he announced that the Investigations Department of the Restrictive Trade Practices Authority (hereinafter - the Authority) has concluded the investigation regarding suspicions about restrictive arrangements between Koor, TTL, Telrad, Bezeq and Bezeqcall, in the field of the supply of switchboards for the commercial market and in the field of N.S.R.



Note 5 - Contingent Liabilities and Commitments (cont'd)

                  According to a press release by the Commissioner, the investigators of the Investigations Department of the Authority recommend submitting a bill of indictment against some of the examinees regarding some of the suspicions investigated, and that the Legal Department of the Authority is to decide if offenses were in fact committed and if there is a sufficient evidential basis for trial. As at balance sheet date, nothing was mentioned regarding details about the findings of the Legal Department of the Authority.

                  Under the Law, penalties may be imposed against an entity which has violated the Law. There is also the possibility of repercussions at the civil level, if damage should be proven as a result of a violation of the law.

                  The Management of the Company and the subsidiaries, after consultation with their legal counsel, are of the opinion that, at this stage, as long as the results of the Commissioner's examinations have not yet been published, it is not possible to assess the possible developments in this matter, nor to evaluate if a significant loss is expected to result - if at all. Accordingly, it was not considered appropriate to make any provision in the financial statements in respect of this matter.


         B. The following are data of Koor's investments through the Koor CVC in venture capital funds and high tech companies, and Koor CVC's undertaking to make additional investments, immediately prior to signing the financial statements.

                                                                         Dollar
                                                                        million

-------------------------------------------------------------------------------
    Actual investments up to June 30, 2001                                86

    Undertakings to invest over and above the amount
     of the investment                                                    51

===============================================================================


Note 6 - Events Subsequent to the Balance Sheet Date

         1. After the balance sheet date M-A Industries and its subsidiaries (hereinafter "the Selling Companies") engaged in a Memorandum of Understanding according to which they will engage in a securitization transaction. In the framework of this transaction, the selling companies will sell, on the closing date of the agreement, all the balance of customers of foreign currency which will be setup for this purpose and which are not owned or controlled by M-A Industries (hereinafter "the purchased companies"). The acquisition of the receivables will be financed by the Kitty Hawk Funding Corporation a member of the Bank of America Group. The means expected to be at the disposal of the purchasing companies is about 150 million dollars on a current basis in such a way that the consideration received from the customers whose debts were sold, will be used to purchase new debts. M-A Industries will handle the collection of the sold debts for the purchasing companies in consideration for a fee to be determined. The securitization plan will replace the existing factoring of customers receivable.

                  Completing the transaction is dependent on receiving approval of the tax authorities.

         2. On August 15 2001, Koor sold 19,383,000 shares of M-A Industries in consideration for NIS 170 million (according to the rate prevailing on the stock exchange - NIS 8.80). The capital gains to be registered during the third quarter of 2001 is about NIS 13 million. After sale of the shares Koor's holdings in M-A Industries declined from 58.60% to 53.14%.


         3. After the balance sheet date a contract was signed between Telrad and ECtel (a subsidiary of ECI Ltd.). In accordance with the agreement, Telrad will sell all its holdings (100%) in Net-Eye Ltd. to ECtel, which will issue shares and options to Telrad in consideration for the acquisition. The agreement is expected to close during the fourth quarter of 2001, subject to various approvals from ECtel and government factors.



              KOOR Industries Limited (An Israeli Corporation)

                            Financial Statements
                            As at June 30, 2001
                                (Unaudited)